                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                              FORELAND CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    345458301
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Russell J. Bruemmer
                           Wilmer, Cutler & Pickering
                               2445 M Street, N.W.
                             Washington, D.C. 20037
                                 (202) 663-6000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 10, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                         (Continued on following pages)

                                  SCHEDULE 13D

---------------------------
CUSIP NO.  345458301
---------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Energy Income Fund, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

        OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                  7       SOLE VOTING POWER
                          0

 NUMBER OF        --------------------------------------------------------------
  SHARES          8       SHARED VOTING POWER
BENEFICIALLY              1,833,333
 OWNED BY
   EACH           --------------------------------------------------------------
 REPORTING        9       SOLE DISPOSITIVE POWER
  PERSON                  0
   WITH
                  --------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER
                          1,833,333

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,833,333

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

       PN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

---------------------------
CUSIP NO. 345458301
---------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      EIF General Partner, L.L.C.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

       OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                  7       SOLE VOTING POWER
                          0

                  --------------------------------------------------------------
  NUMBER OF       8       SHARED VOTING POWER
   SHARES                 1,833,333
BENEFICIALLY
  OWNED BY        --------------------------------------------------------------
    EACH          9       SOLE DISPOSITIVE POWER
  REPORTING               0
   PERSON
    WITH          --------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER
                          1,833,333

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,833,333
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

---------------------------
CUSIP NO. 345458301
---------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Robert D. Gershen
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

        OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                  7       SOLE VOTING POWER
                          0

  NUMBER OF       --------------------------------------------------------------
   SHARES         8       SHARED VOTING POWER
BENEFICIALLY              1,833,333
  OWNED BY
    EACH          --------------------------------------------------------------
  REPORTING       9       SOLE REPORTING DISPOSITIVE PERSON POWER
   PERSON                 0
    WITH
                  --------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER
                          1,833,333

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,833,333
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.7%
--------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*

14    IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

---------------------------
CUSIP NO.  345458301
---------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      George W. Siguler
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

        OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                  7       SOLE VOTING POWER
                          0

                  --------------------------------------------------------------
                  8       SHARED VOTING POWER
  NUMBER OF               1,833,333
   SHARES
BENEFICIALLY      --------------------------------------------------------------
  OWNED BY        9       SOLE DISPOSITIVE POWER
    EACH                  0
  REPORTING
   PERSON         --------------------------------------------------------------
    WITH          10      SHARED DISPOSITIVE POWER
                          1,833,333

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,833,333
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

           This Amendment No. 1 to Schedule 13D is filed by and on behalf of Energy Income Fund, L.P. ("EIF"), EIF General Partner, L.L.C. ("EIF General Partner"), Robert D. Gershen ("Gershen") and George W. Siguler ("Siguler") (collectively, the "Reporting Persons"). This Amendment No. 1 amends the initial statement on Schedule 13D dated January 15, 1998 (the "Initial Statement"). Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Initial Statement.

Item 3 is hereby amended in its entirety to read as follows:

Item 3.    Source and Amount of Funds or Other Consideration.

           On January 6, 1998, EIF acquired warrants to purchase 1,000,000 shares of Common Stock of the Issuer as additional consideration in connection with debt financing provided to the Issuer. On August 10, 1998, EIF amended one of the warrants to allow for the purchase of an additional 500,000 shares of Common Stock of the Issuer as consideration for certain amendments to the debt financing provided to the Issuer. The exercise price of the warrants is $6.00 per share. On November 5, 1998, EIF acquired 2,000 shares of convertible preferred stock of the Issuer for aggregate consideration of $2 million. The source of funds for such debt financing and for the purchase price of the convertible preferred stock was capital contributed by EIF's investors.

Item 4 is hereby amended in its entirety to read as follows:

Item 4.    Purpose of Transaction.

           The Reporting Persons are filing this Schedule 13D as the result of
(a) the acquisition by EIF of warrants to purchase 1,500,000 shares of Common Stock of the Issuer pursuant to a loan agreement entered into on January 6, 1998, as amended on August 10, 1998 (the "1998 Loan Transaction") and (b) the acquisition by EIF of 2,000 shares of convertible preferred stock on November 5, 1998 pursuant to a Stock Purchase Agreement entered into on August 10, 1998 (the "1998 Stock Purchase"). Pursuant to the 1998 Loan Transaction, a warrant to purchase 750,000 shares of Common Stock at an exercise price of $6 per share ("Warrant No. 1") and a warrant to purchase 250,000 shares of Common Stock at an exercise price of $10 per share ("Warrant No. 2") were acquired on January 6, 1998. On August 10, 1998, Warrant No. 2 was replaced with a warrant exercisable into 750,000 shares of Common Stock at a reduced exercise price of $6 per share ("New Warrant No. 2"). Warrant No. 1 and New Warrant No. 2 (collectively, the "Warrants") are exercisable until January 6, 2003. EIF has acquired the equity securities described above solely for investment purposes. As the result of the 1998 Loan Transaction and the 1998 Stock Purchase, EIF is deemed to beneficially own 17.7% of the Common Stock of Issuer.

           Pursuant to the terms of the 1998 Loan Transaction, Mr. Gershen was appointed to the Board of Directors of Issuer, effective January 9, 1998. Mr. Gershen is a Managing Director of EIF General Partner and is the president and controlling shareholder of AEM and R. D. Gershen.

           As described in Item 6 below, EIF has registration rights regarding the shares of the Common Stock issuable pursuant to its Warrants and convertible preferred stock. The Reporting Persons may sell some or all of the shares of Common Stock issuable pursuant to the Warrants and the convertible preferred stock in privately negotiated transactions, on the market or otherwise.

           EIF and the Issuer are currently negotiating a restructuring of the 1998 Loan Transaction. The proposed restructuring may include, among other things, the acquisition by EIF of 150,000 shares of Common Stock; the grant by EIF to the Issuer of a right, expiring March 31, 1999, to reacquire all of the Warrants and convertible preferred stock purchased by EIF as part of the 1998 Loan Transaction; an extension of the terms of the Warrants to December 31, 2003; and a reduction in the exercise price of the Warrants to $3.00 in the event repayment of the financing extended to the Issuer by EIF under the 1998 Loan Transaction is delayed for a certain minimum period of time.

Sections (a), (b) and (c) of Item 5 are hereby amended in their entirety to read as follows:

Item 5.    Interest in Securities of the Issuer.

           (a) EIF directly holds the Warrants for the right to acquire 1,500,000 shares of Common Stock and 2,000 shares of convertible preferred stock convertible into 333,333 shares of Common Stock. Each of the Reporting Persons is deemed to beneficially own an aggregate of 1,833,333 shares of Common Stock, constituting 17.7% of the shares outstanding.

           (b) The Reporting Persons share dispositive power over (i) the Warrants for the purchase of 1,500,000 shares of Common Stock and (ii) the convertible preferred stock convertible into 333,333 shares of Common Stock. If and when the Warrants are exercised for Common Stock or the convertible preferred stock is converted into Common Stock, the Reporting Persons will share voting and dispositive power over the shares of Common Stock acquired upon such exercise or conversion.

           (c) There have been no transactions of shares of Common Stock effected within the past 60 days by the Reporting Persons, Sigular Guff or R.D. Gershen.

Item 6 is hereby amended to read in its entirety as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           In connection with the 1998 Stock Purchase, EIF and the Issuer have entered into a registration rights agreement dated August 10, 1998. The registration rights agreement provides that the Issuer shall file, not later than two months after the date of the registration rights agreement, a registration statement on Form S-3 (or other suitable form) as a shelf registration statement under Rule 415 of the Securities Act of 1933 covering the resale of the securities issuable or issued upon conversion of the convertible preferred stock purchased by EIF pursuant to the 1998 Stock Purchase. If the shelf registration statement is not declared effective within three months of the date of the registration rights agreement, the Issuer is required to pay certain penalties to EIF and EIF is entitled to demand and "piggy-back" registration rights with respect to such shares. The registration rights agreement also contains provisions relating to obligations of the Issuer, registration expenses, indemnifications and certain other matters. The foregoing description of the registration rights agreement is qualified in its entirety by reference to such agreement, which is attached hereto as Exhibit B.

           Under the provisions of the Warrants, EIF may exercise in whole or in part the Warrants for, in the aggregate, 1,500,000 shares of Common Stock (the "Warrant Stock"). As to Warrant Stock related to Warrant No. 1, EIF is entitled to certain demand and "piggy back" registration rights. As to Warrant Stock related to New Warrant No. 2, the Issuer has agreed to file, within two months of written notice of any exercise of the Warrant, a registration statement on Form S-3 (or other suitable form) as a shelf registration statement under Rule 415 of the Securities Act of 1933 covering the resale of all Warrant Stock. If the registration statement is not declared effective within three months after the notification of exercise, the Issuer is required to pay certain penalties to EIF and EIF is entitled to certain demand and "piggy back" registration rights with respect to such shares. The Warrants also contain provisions relating to the procedures for exercising the Warrants, transfers of the Warrants and Warrant Stock, adjustments to the exercise price of the Warrants, indemnification and certain other matters. The foregoing description of the Warrants is qualified in its entirety by reference to such Warrants, which are attached hereto as Exhibits C and D.

Item 7 is hereby amended by adding thereto the following:

Item 7.    Material to Be Filed as Exhibits

           Exhibit B is the Registration Rights Agreement dated as of August 10, 1998 by and between Energy Income Fund, L.P. and Foreland Corporation.

           Exhibit C is the Warrant issued by Foreland Corporation to Energy Income Fund, L.P. dated January 6, 1998 exercisable for 750,000 shares of the common stock of Foreland Corporation.

           Exhibit D is the Warrant issued by Foreland Corporation to Energy Income Fund, L.P. dated August 10, 1998 exercisable for 750,000 shares of common stock of Foreland Corporation.

                                   SIGNATURES

           After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: November 30, 1998

                                    ENERGY INCOME FUND, L.P.

                                    By: EIF General Partner, L.L.C.


                                        By: /s/ ROBERT D. GERSHEN
                                           ----------------------
                                            Robert D. Gershen
                                            Managing Director



                                    EIF GENERAL PARTNER, L.L.C.


                                    By: /s/ ROBERT D. GERSHEN
                                       ----------------------
                                        Robert D. Gershen
                                        Managing Director



                                     /s/ ROBERT D. GERSHEN
                                    ----------------------
                                     Robert D. Gershen



                                     /s/ GEORGE W. SIGULER
                                    ----------------------
                                     George W. Siguler

                                  EXHIBIT INDEX
                                  -------------

Exhibit B         Registration Rights Agreement dated as of August 10, 1998 by and between Energy Income Fund, L.P. and Foreland Corporation

Exhibit C         Warrant issued by Foreland Corporation to Energy Income Fund,
                  L.P. dated January 6, 1998 exercisable for 750,000 shares of the common stock of Foreland Corporation

Exhibit D         Warrant issued by Foreland Corporation to Energy Income Fund,
                  L.P. dated August 10, 1998 exercisable for 750,000 shares of common stock of Foreland Corporation




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